March 21, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Chris Edwards, Special Counsel
Erin Jaskot, Special Counsel

Re:	GT Biopharma, Inc.
Registration Statement on Form S-3 (File No. 333-223349)
Filed March 1, 2018
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GT Biopharma, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 to 2:00 p.m., Eastern Time, on March 22, 2018, or as soon thereafter as practicable. The Registrant hereby authorizes Jenifer R. Smith of DLA Piper LLP (US), counsel to the Registrant, to orally modify or withdraw this request for acceleration.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Jenifer R. Smith of DLA Piper LLP (US) at (512) 457-7037. We also respectfully request that a copy of the Commission’s order declaring the Registration Statement effective be sent to Jenifer R. Smith via facsimile at (512) 721-2212. Thank you for your assistance.

Very truly yours,

GT BIOPHARMA, INC.

By: /s/ Steven Weldon
Steven Weldon
Chief Financial Officer

cc:    Shawn Cross, Chief Executive Officer
        Jenifer R. Smith, DLA Piper LLP (US)